Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 10, 2016, except for Note 20 and Note 21, as to which the date is July 1, 2016, in the Registration Statement (Form S-4) and related Prospectus of APX Group Holdings, Inc. for the registration of $500 million of 7.875% Senior Secured Notes due 2022.

/s/ Ernst & Young LLP

Salt Lake City, UT

July 1, 2016